FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	April	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated April 18, 2006 (“T-Mobile USA and RIM Introduce the New BlackBerry 8700g to Help People Connect While On-The-Go")

News Release dated April 19, 2006 (“SunCom Adds BlackBerry 8700g to Business Solutions Line-Up")

Page No 3 2

Document 1

April 18, 2006

FOR IMMEDIATE RELEASE

T-MOBILE USA AND RIM INTRODUCE THE NEW BLACKBERRY 8700g TO HELP PEOPLE CONNECT WHILE ON-THE-GO

With robust communications options and EDGE capabilities, the BlackBerry 8700g will help you master your busy life

Bellevue, Wash. and Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and T-Mobile USA, Inc. today introduce the BlackBerry® 8700g™ — a powerful device for staying connected virtually anywhere life, or work, takes you. The BlackBerry 8700g is designed to provide uncompromising performance for email, phone and web browsing in an impressive and compact form factor.

Featuring Instant Messaging (IM) support for MSN® Instant Messenger, AOL Instant Messenger® and Yahoo!® Messenger, the BlackBerry 8700g provides customers with a variety of ways to stay in touch with friends, family and colleagues. Whether it’s through IM, phone calls, or the up to 10 supported e-mail accounts (personal and corporate) you can manage from the device, the BlackBerry 8700g can help you master your busy life.

“Because our customers recognize the importance of balancing work and life, T-Mobile and RIM will continue to provide them with all-in-one solutions to stay in touch with the people and information that matter most,” said John Clelland, Senior Vice-President, Marketing, T-Mobile USA. “With integrated IM support and built-in EDGE capabilities, the BlackBerry 8700g will help customers stay seamlessly connected on their terms.”

The BlackBerry 8700g operates on T-Mobile’s EDGE network, which provides fast and easy access to data and Internet content while on the go. The BlackBerry 8700g also features a completely re-engineered device platform with an Intel® XScale® processor, 64 MB flash memory and 16 MB SDRAM, delivering noticeably faster web browsing, application performance and attachment viewing.

“BlackBerry is appealing to a widening range of customers that want a more powerful and flexible solution to support their mobile lifestyles,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “The BlackBerry 8700g from T-Mobile blends performance, design and function to provide an exceptional mobile experience for customers in both their personal and professional lives.”

Enhancing the calling experience, the BlackBerry 8700g has many premium phone features, including quad-band support, dedicated ‘send,’ ‘end,’ and ‘mute’ phone keys, smart dialing, conference calling, speed dial, call forwarding, speakerphone and Bluetooth® support for hands-free use with car kits and headsets.

— more —

In addition, the bright, high-resolution landscape QVGA LCD screen (320x240) supports more than 65,000 colors and delivers vivid graphics when browsing the web or viewing image files. The BlackBerry 8700g also features an intelligent light-sensing technology that automatically adjusts the screen and keyboard lighting to provide optimized viewing for outdoor, indoor and dark environments.

“The BlackBerry 8700g is an iconic device, and with Intel XScale-based communications processor technology, it gives users the added performance and features they want in a mobile device without compromising battery life,” said Marty Schroeder, General Manager of Intel’s Communications Processors Business Unit. “With the introduction of the BlackBerry 8700g, RIM and T-Mobile USA continue to demonstrate their commitment to delivering innovative products and services to customers.”

Using the BlackBerry Internet E-mail™ service from T-Mobile*, BlackBerry 8700g users will enjoy enhanced Yahoo! integration and wireless synchronization with source e-mail accounts, including real-time delivery of e-mail messages sent to their Yahoo! Mail accounts, the ability to use multiple “sent from” addresses and one-click set up.  BlackBerry Internet E-mail allows users to access up to 10 personal and/or work e-mail accounts (including Microsoft® Exchange, IBM® Lotus Domino® and most ISP e-mail accounts) from a single device.

For corporate e-mail, BlackBerry Enterprise Server™ software tightly integrates with Microsoft Exchange, IBM Lotus Domino and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

The BlackBerry 8700g from T-Mobile USA is available at T-Mobile retail stores, select authorized dealers, online at www.t-mobile.com, or by calling 1-800-T-MOBILE.

_________________

About T-Mobile USA, Inc.

Based in Bellevue, Wash., T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG. T-Mobile USA’s GSM/GPRS voice and data networks in the United States (including roaming and other agreements) reach more than 268 million people. In addition, T-Mobile operates the largest carrier-grade, commercial wireless broadband network in the United States, providing Wi-Fi access at more than 7,400 public locations throughout the country, with further Wi-Fi access being made available at over 27,000 international roaming locations. For more information, visit the company web site at www.t-mobile.com. T-Mobile® is a federally registered trademark of Deutsche Telekom AG.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information, including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third-party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
T-Mobile Media Relations
T-Mobile USA, Inc.
425-378-4002
mediarelations@t-mobile.com

Marisa Conway
Brodeur (for RIM)
212-771-3639
mconway@brodeur.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

* BlackBerry Internet Email™ is a component of BlackBerry Internet Service™.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. Neither RIM nor T-Mobile USA, Inc. assumes any liability or makes any representation, warranty or guarantee in relation to third-party products or services.

Document 2

MEDIA CONTACTS:
Rose Cummings
SunCom Wireless
(704) 858-5199
rocummings@suncom.com

Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

SUNCOM ADDS BLACKBERRY 8700g TO BUSINESS SOLUTIONS LINE-UP

New model offers enhanced performance and faster Internet browsing

CHARLOTTE, N.C. and WATERLOO, O.N. — April 19, 2006— SunCom Wireless and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of the BlackBerry® 8700g Wireless Handheld™ at all SunCom Wireless stores.

Operating on the SunCom Wireless GSM/GPRS network, the new BlackBerry 8700g™ builds upon the many attributes that have distinguished BlackBerry in the wireless market and includes:

o A re-engineered device platform with an Intel® XScale® processor, 64MB flash memory and 16 MB SDRAM that provides faster performance when browsing the Web, viewing attachments and running applications.
o A high-quality phone with built-in speakerphone, dedicated "send," "end" and "mute" keys, and other intuitive call management features including smart dialing, conference calling, speed dialing and call forwarding.
o Quad-Band GSM/GPRS and EDGE support that allows widespread domestic and international connectivity.*
o A bright, landscape QVGA (320 x 240) LCD screen that supports more than 65,000 colors and delivers exceptionally vivid graphics.
o An intelligent light-sensing technology that automatically adjusts the screen and keyboard lighting for optimal viewing in outdoor, indoor and dark environments.
o Bluetooth® support for hands-free headsets and car kits.
o Polyphonic and MP3 ring tones that can also be assigned to different contacts.

“We are thrilled to supply the latest in communications technology to our customers,” said Emilio Echave, senior vice president of operations for SunCom Wireless. “RIM continues to innovate in the way that people use wireless services, and SunCom is proud to offer this device among our diverse product portfolio. We’re confident that this will be a popular choice in our line-up as we expand our Business Solutions offerings and connect our customers to the largest GSM network in the country.”

“The BlackBerry 8700g is a major innovation in device technology that dramatically enhances the mobile experience and provides a great choice for people that want premium phone features together with a full QWERTY keyboard and all the benefits of BlackBerry on SunCom’s EDGE network,” said Mark Guibert, vice president of corporate marketing at RIM. “SunCom is an experienced BlackBerry provider, and we are pleased to jointly introduce the BlackBerry 8700g to SunCom customers.”

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to e-mail and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to 10 corporate and personal e-mail accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP e-mail accounts) from a single device.

— MORE —

SunCom/BlackBerry 8700g 2

About SunCom Wireless

SunCom Wireless is a leader in offering digital wireless communications services to consumers in the Southeastern United States, Puerto Rico and the U.S. Virgin Islands. SunCom is committed to delivering Truth in Wireless by treating customers with respect, offering simple, straightforward plans and by providing access to the largest GSM network and the latest technology choices. For more information about SunCom products and services, visit www.suncom.com or call 877-CALL-SUN (1-877-225-5786).

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including e-mail, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

* EDGE support where available; please contact SunCom regarding roaming coverage

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

_________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	April 19, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller